

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2022

Keith Stauffer
Chief Financial Officer
TerrAscend Corp.
3610 Mavis Road
Mississauga, Ontario, L5C 1W2

      Re: TerrAscend Corp.
          Amendment No. 2 to Registration Statement on Form 10-12G
          Filed on January 20, 2022
          File No. 000-56363

Dear Mr. Stauffer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Michael R. Littenberg, Esq.